May 6, 2019

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention:    Jennifer Monick and
Wilson K. Lee

Re:	iStar Inc.
Form 10-K for the fiscal year ended December 31, 2018
Filed February 26, 2019
File No. 0001‑15371
Dear Ms. Monick and Mr. Lee:
On behalf of iStar Inc. (the “Company” or “we”), set forth below are the responses of the Company to the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission, dated April 11, 2019 (the "April 11 Letter"), with respect to the Company's Annual Report on Form 10-K for the year ended December 31, 2018 (the "10-K"). For the convenience of the Staff, the comments from the April 11 Letter are stated in italics prior to the Company’s responses to such comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2018
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Adjusted Income, page 46

1.
We note your adjustment to add the impact from adoption of new accounting standards. Please tell us how you determined it was appropriate to include this adjustment to arrive at adjusted income, a non GAAP measure used to measure your operating performance. In this regard, tell us how you determined this item relates to your operating performance for 2018.

Response

On January 1, 2018, the Company adopted ASU 2017-05, Other Income - Gains and Losses from the Derecognition of Nonfinancial Assets ("ASU 2017-05") and recorded a step-up in basis to fair value of its retained noncontrolling interest relating to the sale of its ground lease business and other transactions where the Company sold or contributed real estate to a venture and recognized only partial gains pursuant to ASC 360. Prior to the adoption of ASU 2017-05, the Company was permitted to recognize gains on only the portion of its interest transferred to third parties and was precluded from recognizing a gain on its retained noncontrolling interest which was carried at the Company’s historical cost basis. As a result, the Company had deferred gains of $76 million that it had not previously recognized in net income or Adjusted Income. The step-up in basis from the adoption of ASU 2017-05 on January 1, 2018 allowed us to realize $76 million of previously deferred gains through an increase to the Company's shareholders' equity on that date.

As disclosed in the Company's periodic reports, the Company includes the effects of gains and losses on charge-offs and dispositions of investments in Adjusted Income. Accordingly, the Company believes it is appropriate to include the relevant gains in Adjusted Income. The Company generally makes such adjustments in the same period in which the gains or losses are recognized under GAAP in its financial statements. Although the disposition transaction occurred in prior periods, the Company was not permitted to recognize any gain on its retained interests until 2018 under GAAP, and it made the adjustment to Adjusted Income at the same time. The timing of the adoption of the new GAAP standard made these circumstances somewhat unique, and the Company made clear in its public disclosures at the time that the adjustment related to prior transactions.

1114 Avenue of the Americas
New York, NY 10036
T 212 930 9400
www.istar.com

Note 4 - Real Estate
Real Estate Available and Held For Sale, page 76

2.
We note your disclosure that you have been aggressively monetizing your operating properties during 2018. Within your earnings presentation for 2018, you reference that in the short term you seek to monetize $485 million of properties, many of which are marketed for sale now. As of December 31, 2018, you have $22.6 million of real estate available and held for sale. Please address the following:

(i)
Please tell us how you determined that not all of the $485 million of properties referenced in your earnings presentation met the criteria to be classified as held for sale. Your response should address how you evaluated such properties and the facts and circumstances that prevented such properties from being categorized as held for sale. Reference is made to ASC 205-20.

(ii)
We note your disclosure that your operating properties are primarily part of your legacy portfolio; in light of your intent to monetize these assets, please tell us how you determined that your operating properties did not meet the conditions to be classified as discontinued operations. Reference is made to ASC 205-20.

(iii)	Please revise future filings to disclose your accounting policy for determining when properties meet the held for sale criteria.

Response

(i) The $485 million gross book value of properties represents those properties within our legacy portfolio that we intend to seek to monetize over the next 12-24 months. The properties are comprised of approximately 40 assets, of which approximately $315 million are land and development assets, $118 million are commercial operating properties, $25 million are residential operating properties and $27 million are non-performing loans. As of December 31, 2018, $25 million ($21 million carrying value) of our residential operating properties and $2 million of our net lease and commercial properties were classified as held for sale.

The Company evaluates properties based on the segment in which they are classified.

Land and Development:
The Company's land and development and operating property portfolios generally include properties to which the Company took title when borrowers defaulted on their loans from the Company. After taking title to these properties, the Company dedicated resources to develop, reposition and monetize these assets in order to maximize their value. While the size of our total land portfolio has decreased to approximately $0.7 billion as of December 31, 2018, we intend to continue developing certain projects over a longer period because we currently believe that is the best way to maximize their value. In contrast, $315 million of land and development assets represent certain projects that we have decided to seek to monetize over a nearer-term, which we expect to be approximately 12-24 months.

The Company accounts for its land and development assets under ASC 330 - Inventory. The assets are carried at cost unless the assets are determined to be impaired; therefore, the Company’s land and development assets are not subject to ASC 205-20.

Operating Properties:
The Company evaluated its $118 million of commercial operating properties for held for sale classification pursuant to ASC 205-20-45-1E. Pursuant to ASC 205-20-45-1E(c) and ASC 205-20-45-1E(d), in order to qualify an asset as held for sale, the Company must have initiated an active marketing campaign to locate a buyer for the asset and believe that it is probable for the sale to qualify for full sales recognition in less than one year. The Company had not yet initiated an active marketing campaign for these assets at December 31, 2018 and does not believe the properties will be sold and qualify for full sales recognition in less than one year. The Company currently expects the majority of the $118 million of commercial operating properties within our legacy portfolio to be sold over the next 12-24 months. Therefore, the Company determined that the assets do not yet qualify to be classified as held for sale pursuant to ASC 205-20-45-1E(c) and ASC 205-20-45-1E(d). The Company will continue to monitor its commercial operating properties for held for sale classification as needed pursuant to ASC 205-20-45-1E.

Non-performing loans:
Our strategy for the non-performing loans is to resolve them through repayment and not by sale, and we are not marketing them for sale.

(ii) As noted in our response above, the Company determined that the $118 million of commercial operating properties did not meet the criteria to be classified as held for sale at December 31, 2018 pursuant to ASC 205-20-45-1E and, as such, did not meet the conditions to be classified as discontinued operations pursuant to ASC 205-20-45-1B(a). The $118 million of commercial operating properties have also not yet been disposed of either by sale or other than by sale and, as such, did not meet the conditions to be classified as discontinued operations pursuant to ASC 205-20-45-1B(b) and ASC 205-20-45-1B(c).

(iii) The Company will revise its future SEC filings to include its accounting policy for determining when properties qualify for held for sale classification.

Note 7 - Other Investments, page 84

1.
We note from your disclosure on page 86 regarding Net Lease Venture (“the Venture”) that upon expiration of the investment period on June 30, 2018, you obtained control of the Venture through your unilateral rights of management and disposition of the assets. In contrast, we noted from your response dated September 23, 2015 that the Venture’s partner “has substantive participating rights over all major decisions of the venture.” Please describe to us the following with reference to ASC 810-10:

(i)	The design and purpose of the Venture;

(ii)	The activities that most significantly impact the Venture’s economic performance and whether/when those activities change over the life of the Venture;

(iii)	The instruments through which each party exercises power (i.e., the equity at risk or separate management agreement) over each of the activities identified above; and

(iv)	Whether you evaluate the Venture, which we understand to be an LLC, as a partnership or corporation and the basis for that determination.

Response

(i) The Company partnered with a sovereign wealth fund in 2014 to form the Venture to identify, acquire and operate single tenant net lease properties. The Venture was formed as an LLC and is owned 51.9% by us, 47.5% by our partner ("Member I") in the Venture and 0.6% by individuals. The Company serves as the manager of the Venture and its assets in exchange for a promote and management fee.

The Company, as manager of the Venture, is responsible for: (i) implementing all major decisions; (ii) enforcing agreements; (iii) conducting day to day business; (iv) procuring and maintaining insurance; (v) paying obligations of the Venture; (vi) providing members with material correspondence; (vii) promoting and protecting the interests of the Venture; and (viii) implementing the business plan.

(ii) Prior to the expiration of the investment period on June 30, 2018, the activities that most significantly impacted the Venture's economic performance were the implementation of the business plan, the selection and acquisition of assets for investment and the financing of assets. Effective with the expiration of the investment period on June 30, 2018, the activity that most significantly impacts the Venture's economic performance is the disposition of the Venture's assets.

(iii) With the investment period expiring, the members of the Venture amended the LLC agreement to, among other things, allow the manager to control the disposition of the Venture's assets (the activity which most significantly impacts the Venture’s performance after the expiration of the investment period), subject to a right of first refusal for Member I. In addition, the amended agreement imposes a requirement for Member I to act reasonably when considering other major decisions.
Prior to June 30, 2018, the Company and Member I exercised their power through their equity at risk with each party having joint decision making rights on all major decisions. Major decisions included, but were not limited to, approval of the business plan, acquiring any asset or making any investment, approval of operating plans and budgets, lease arrangements, the incurrence of indebtedness, transferring of membership interests, sales of a project, selection of contractors, bankruptcy matters and dissolution of the Venture. The Venture could not enter into a major decision without the consent of both the Company and Member I. Further, the members effectively participated in all significant decisions related to the Venture through their approval of the initial business plan and the requirement that they vote on any major change to the business plan. Member disputes are subject to binding arbitration.

(iv) Prior to June 30, 2018, the Company evaluated the Venture for consolidation as a corporation under the voting interest entity consolidation model based upon the fact that the Company, as manager, was responsible for the day to day operations of the Venture while both the Company and Member I shared responsibility for all major decisions of the Venture. As a result of the shared responsibility and the fact that there was more than one party involved in the governance of the Venture, we determined that the governing structure of the Venture was more similar to a corporation than a partnership where a general partner (or its equivalent) has all of the decision-making power. The expiration of the investment period and the amendment of the LLC agreement resulted in a reconsideration event. As such, we reconsidered our treatment of the Venture under ASC 810-10-35-4e, which provides that the initial determination of whether a legal entity is a variable interest entity ("VIE") shall be reconsidered if changes in facts and circumstances occur such that the holders of the equity investment at risk, as a group, lose the power from voting rights or similar rights of those investments to direct the activities of the entity that most significantly impact the entity’s economic performance.
Based upon the changes to the Venture and the end of its investment period, we determined that the Venture now operates as an entity with a governance structure similar to a limited partnership with a single decision maker, which pursuant to GAAP are accounted for as VIEs in situations where the limited partners do not have either substantive kick out rights or substantive participating rights.
Pursuant to ASC 810-10-15-14(b), limited partnerships and similar entities will qualify as VIE’s unless the limited partners have power through voting rights or similar rights to direct the activities that most significantly impact the entity’s economic performance. The Company determined that it was the primary beneficiary of the Venture due to its power to direct the activities of the VIE that most significantly impact the Venture's economic performance as well as the (i) obligation to absorb expected losses and (ii) the right to receive expected residual returns that could potentially be significant to the Venture. Accordingly, the Company now consolidates the Venture as the primary beneficiary.
*    *    *    *    *

We trust we have been responsive to the Staff's comment. If you have any questions, please do not hesitate to contact me at 212-930-9482.
Very truly yours,
/s/ Andrew C. Richardson
Chief Financial Officer
(principal financial and accounting officer)

cc:    Kevin Richards, Deloitte & Touche LLP
Kathleen L. Werner, Clifford Chance US LLP

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